Filed by Ajax I pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ajax I

Commission File No. 001-39660

The below updated presentation will be used by Cazoo Holdings Ltd. (“Cazoo”) in presentations to certain interested parties with respect to Cazoo’s previously disclosed proposed business combination with Ajax I.

Anal y s t P r e s e n t a t i o n May 2021

Disclaimer 2 Analyst Presentation – May 2021 This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cazoo Holdings Ltd. (the “Company” or “Cazoo”) and Ajax I (“Ajax”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Cazoo, Ajax or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Cazoo or the Proposed Business Combination. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward - Looking Statements This Presentation contains certain forward - looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements involve predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward - looking statements in this Presentation, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Ajax, Cazoo, the combined company or others following the announcement of the Proposed Business Combination; (3) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of Ajax, to obtain financing to complete the Proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the Proposed Business Combination disrupts current plans and operations of Ajax or Cazoo as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Proposed Business Combination; (10) the possibility that Ajax, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID - 19 on Cazoo’s business and/or the ability of the parties to complete the Proposed Business Combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in Ajax’s final prospectus relating to its initial public offering dated October 9, 2020. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ajax’s Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q, and other documents filed by Ajax from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F - 4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and Cazoo and Ajax assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither Cazoo nor Ajax gives any assurance that either Cazoo or Ajax will achieve its expectations. Additional Information and Where to Find It Capri Listco (“Listco”) has filed with the SEC a registration statement on Form F - 4 that includes a proxy statement of Ajax and a prospectus of Listco. The definitive proxy statement/prospectus will be sent to all Ajax stockholders as of a record date to be established for voting on the Proposed Business Combination and other matters as may be described in the registration statement. Ajax and Cazoo also will file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Ajax are urged to carefully read the entire registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, as well as any amendments or supplements to these documents, in connection with the Proposed Business Combination as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ajax or Cazoo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ajax may be obtained free of charge from Ajax’s website at https://ajaxcap.com or by written request to Ajax at 667 Madison Avenue, New York, NY 10065 and the documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https:// www.cazoo.co.uk or by written request to Cazoo at 41 - 43 Chalton St, Somers Town, London NW1 1JD, United Kingdom. Participants in Solicitation Ajax and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ajax’s stockholders in connection with the Proposed Business Combination. Information about Ajax’s directors and executive officers and their ownership of Ajax’s securities is set forth in Ajax’s filings with the SEC, including Ajax’s Annual Report on Form 10 - K/A filed with the SEC on May 7, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

Disclaimer 3 Analyst Presentation – May 2021 Industry and Market Data This presentation has been prepared by Cazoo and Ajax and includes market data and other statistical information from sources believed by Cazoo and Ajax to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Cazoo or Ajax, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Cazoo and Ajax believe these sources are reliable, Cazoo and Ajax have not independently verified the information and cannot guarantee its accuracy and completeness. Financial Information; Non - IFRS Financial Measures Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Adjusted EBITDA margin, has not been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). Adjusted EBITDA is defined as loss after tax from continuing operations, before income tax credit, finance income, finance costs, depreciation, amortization, share - based payment charges and exceptional items. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Cazoo and Ajax believe these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cazoo’s financial condition and results of operations. Cazoo’s management uses these non - IFRS measures for trend analyses and for budgeting and planning purposes. Cazoo and Ajax believe that the use of these non - IFRS financial measures provides an additional tool for investors to use in comparing Cazoo’s financial condition and results of operations with other similar companies, many of which present similar non - IFRS financial measures to investors. However, other companies may calculate their non - IFRS measures differently, and therefore the non - IFRS measures in this Presentation not be directly comparable to similarly titled measures of other companies. Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non - IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Cazoo’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non - IFRS financial measures. In order to compensate for these limitations, management presents non - IFRS financial measures in connection with IFRS results. Cazoo is not providing a reconciliation of projected Adjusted EBITDA for full years 2021 - 2024 to the most directly comparable measure prepared in accordance with IFRS because Cazoo is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact and the periods in which the adjustments may be recognized. For the same reasons, Cazoo is unable to address the probable significance of the unavailable information, which could be material to future results. You should review Cazoo’s audited financial statements, which are included in the registration statement relating to the Proposed Business Combination. No Offer or Solicitation This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Use of Projections Any financial information in this Presentation (including specifically the projections) that are forward - looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Cazoo’s and Ajax’s control. While such information and projections are necessarily speculative, Cazoo and Ajax believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward - looking statements concerning Cazoo and Ajax, the proposed transactions or other matters and attributable to Cazoo and Ajax or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Cazoo, Ajax and other companies, which are the property of their respective owners.

Welcome 4 Analyst Presentation – May 2021

Transaction summary

Key Transaction Highlights

Headline Valuation

$7,000m
Pro Forma Enterprise Value

1.3x / 12.7x
23E Revenue / GP Multiple

$7,940m
Pro Forma Equity Value

$6,850m
Value to Cazoo Shareholders[1]

79%
Cazoo Shareholder Ownership[2]

Financing Details

$805m
SPAC size

$800m
PIPE size

$898m
Primary proceeds

$605m[3]
Secondary proceeds

Represents, in aggregate, **9%** of existing shareholder value

Implied Sources & Uses

Sources ($m)		Uses ($m)	
Existing Shareholders Rollover Equity	6,245	Existing Shareholders Rollover Equity	6,245
Cash in Trust[4]	805	Primary Proceeds	898
PIPE	800	Secondary Proceeds	605
		Transaction Fees[5]	102
Total	**7,850**	**Total**	**7,850**

Pro Forma Ownership[6]

Pro Forma Ownership	%	Value ($m)
SPAC Investors	10.1%	805
PIPE Investors[7]	10.1%	800
Sponsors	1.1%	89
Existing Cazoo Shareholders	78.7%	6,245
Total	**100%**	**7,940**

Note: This presentation assumes 1.379 GBP to $1 exchange rate, which represents the closing exchange rate on 29 March 2021. [1] Total value including secondary. [2] Total shareholder ownership post transaction. [3] Any redemptions will impact the value of secondary proceeds. Secondary proceeds represent c.38% of total SPAC and PIPE proceeds. [4] Estimated Ajax cash-in-trust at closing. Assumes no Ajax stockholder has exercised its redemption rights. This amount will be reduced by the amount of cash used to satisfy any redemptions. [5] Estimated transaction fees of c.$102m, exact value to be finalised. Additional estimated stamp duty of c.$35m to be funded from primary proceeds post transaction. [6] Illustrative $10 share price, assuming 0% redemption rate on the SPAC Shares. [7] PIPE Investors include certain current shareholders of Cazoo and directors and officers of Ajax.

CAZOO Analyst Presentation – May 2021 5

A g e nda 6 Analyst Presentation – May 2021 Welcome 1 15:00 - 15:45 UK 10 : 00 - 10 : 45 ET Introduction to Cazoo Alex Chesterman OBE 2 Market Opportunity 3 Growth Strategy 15:45 - 16:00 UK 10 : 4 5 - 11 : 00 ET Q&A 4 16:00 - 17:00 UK 11 : 00 - 12 : 00 ET Marketing & Customer Experience Darren Bentley Product Engineering & Data Jonathan Howell Purchasing, Production & Logistics Paul Whitehead 17:00 - 17:15 UK 12 : 00 - 12 : 15 ET Q&A 5 17:15 - 17:45 UK 12 : 1 5 - 12 : 45 ET Financials Stephen Morana 6 Conclusion Alex Chesterman OBE 17:45 - 18:00 UK 12 : 4 5 - 13 : 00 ET Q&A

Introduction to Cazoo 7 Analyst Presentation – May 2021

Today’s presenters Alex Chesterman OBE, Founder & CEO Stephen Morana, Group Chief Financial Officer Jonathan Howell, Group Chief Technology Officer Darren Bentley, Group Chief Customer Officer Paul Whitehead, Group Chief Operating Officer 8 Analyst Presentation – May 2021

O u r m i ss i on To transform the car buying experience across the UK and Europe. 9 Analyst Presentation – May 2021 Analyst Presentation – May 2021 9 We make getting your next car no different to ordering any other product today…where consumers can simply & seamlessly purchase, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours.

Analyst Presentation – May 2021 Key investment highlights (1) Run - Rate revenues as of Mar 21. 1 0 c.£500bn market across the UK & EU ripe for digital disruption Unique proposition and brand with market - leading execution Proprietary data and technology underpin growth & profitability Fully integrated model in the UK, with in - house reconditioning and logistics Compelling progress hitting £550m run - rate revenues (1) World - class team led by one of Europe’s most successful serial digital entrepreneurs Benefiting from acceleration & permanent shift from offline to online Expertise in executing game - changing M&A and commercial partnerships Market leader already in UK, positioned to launch in Europe this year 10 10

Our progress so far Vehicles sold 25,000+ Subscribers 6,500+ Em pl o y ees Vehicles available c.3,000 2,000+ Note: Vehicles sold and Subscribers since launch in Dec 19, as of May 21. Employees, Inventory and Strategic Deals as of May 21. Run - Rate revenues as of Mar 21. Run - rate revenues £550m+ Strategic deals 11 Analyst Presentation – May 2021 10+

A world-class team with an unrivalled track record

Led by one of Europe's most successful serial founders & entrepreneurs



Alex Chesterman OBE,
Founder & CEO



Stephen Morana,
Group Chief
Financial Officer



Jonathan Howell,
Group Chief
Technology Officer



Paul Whitehead,
Group Chief
Operating Officer



Darren Bentley,
Group Chief
Customer Officer



Piers Stobbs,
Group Chief
Data Officer



Fern Wake,
UK Chief of
Operations



Nico Polleti
EU Managing
Director



Veronica Sharma,
Group Chief
People Officer



Theo Kortland,
SFS Managing
Director



Rachael Malcolm,
Group Strategy
Director



Felix Leuschner,
Group Business
Development
Director



Ned Staple,
Group General
Counsel

Zoopla LOVEFILM betfair PHOTOBOX Money Super Market MADE® dunnhumby AutoTrader TESLA lastminute.com DROVER CLUNO smartfleetsolutions

CAZOO Analyst Presentation – May 2021 12

US peers highlight scale of opportunity


Cazoo growth well ahead of Carvana at same period since inception
10,000
5,000
0
Units Sold
Q1
Q2
Q3
Q4
Q5
CARVANA
CAZOO
Quarters since inception
CAZOO
CARVANA
vroom
Last quarter before listing(1)

Cazoo expects to exceed Carvana IPO sales levels in Y2 UK-only despite market size differential

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. [1] Q1'2017 Retail Units Sold for Carvana, Q1'2020 Ecommerce Units sold for Vroom, Q2'2021 Units Sold for Cazoo.

CAZOO Analyst Presentation – May 2021 13

Delivering the best-in-class proposition & customer experience

Better selection, value, quality, flexibility & convenience for consumers looking for their next car

How it works

Fully integrated proposition
Thousands of cars purchased using proprietary data and algorithms and reconditioned/stored centrally

End-to-end digital platform
Search and order entirely online including purchase, instant finance, subscription and part exchange valuation

Nationwide in-house logistics
Unique, best-in-class delivery experience with in-house storage, distribution, collection and servicing infrastructure

Complete car buying confidence

Quality assurance
Every Cazoo used car goes through a comprehensive 300 point inspection and is fully reconditioned before sale

Money back guarantee
All customers get a 7-day full money back guarantee to make sure they love their Cazoo car

90-day warranty
All Cazoo cars include a free 90-day warranty and roadside assistance for total peace of mind

CAZOO Analyst Presentation – May 2021 14

Cazoo has created the most comprehensive market offering I n cu m b en t s Brand leadership Online only retail Own refurb/logistics Fully digital finance Market leading NPS National coverage Delivery & collection In - house servicing Subscription offering New car inventory 15 Analyst Presentation – May 2021

The UK market leader set for European expansion

Record setting growth

- £550m run-rate revenue after 14 months[1]
- Revenue continues to grow month-on-month

Customer satisfaction

- Overwhelmingly positive customer feedback
- 4.7 star Trustpilot rating with 90% Excellent or Great

Market-leading brand

- Leading marketing deals including Premier League football sponsorships
- 69% national UK brand awareness already with an NPS of c.80[2]

World-class team

- One of UK's strongest & most proven senior management teams
- Team of 2,000+ mission-driven professionals with exceptional culture

M&A/Partnerships

- Acquisitions with game-changing infrastructure & subscription players
- Strategic partnerships with Blackhorse, etc.

Firepower to succeed

- Raised £400m+ of equity and £100m asset-backed debt financing
- Prior rounds included leading US/UK investors – significantly oversubscribed

[1] Run rate revenues as of Mar 21. [2] Source: Q1 CX 2021 Survey.

CAZOO Analyst Presentation – May 2021 16

Our values drive us forward in everything we do Customer obsessed “People come before cars” 17 Analyst Presentation – May 2021 Data driven “It’s part of our DNA” Fast drivers “We never stop moving forward” Team players “None of us is as effective as all of us”

With a vision to build a sustainable business for the future

To reduce our impact on the environment & become carbon zero by 2035	***To serve our customers, build a world-class team & support our communities***	***To build a fair & equitable workplace that manages risk effectively***
Environment	**Social**	**Governance**
• Reducing & offsetting Cazoo's own carbon footprint & disposing of waste responsibly	• Delivering better selection, value, transparency, quality & convenience to consumers	• Having an effective leadership structure & composition to manage risk
• Encouraging consumer take-up of Electric Vehicles and more efficient driving	• Attracting & retaining a diverse world-class team by creating an inclusive environment	• Regular training and education on regulation, compliance & data protection
• Extending embedded emissions & improving overall vehicle efficiency	• Serving our communities and stakeholders through charitable giving and initiatives	• Aligning remuneration with performance targets across the business

CAZOO Analyst Presentation – May 2021 18

Market Opportunity 19 Analyst Presentation – May 2021

Huge market opportunity…

Used cars is the largest retail market with a total size of ~£500bn across the UK & EU[1]


£480bn+
~£310bn
~£150bn
~£110bn
~£40bn
Used Cars
Clothing
Furniture
Cosmetics & Toiletries
Consumer Electronics
£100bn+
£380bn+
£480bn+
UK
EU
TAM

Source: L'Argus, CCFA, Febiac, Faconauto, Autobiz, VWE, Aumacon, DAT Report 2020, Statistik Austria, UNRAE, Omnipret, Vroom, Samar, ACEA, KBA, UNECE, SMMT, OC&C analysis. Market values for EU27, UK, Switzerland and Norway. Other retail markets in Europe in 2020 from GlobalData. (1) OC&C estimate for UK and Europe retail Used Cars market in 2019. The total value of markets includes tax.

CAZOO Analyst Presentation – May 2021 20

...ripe for digital disruption

Digital is ~2% of transactions vs. 15%+ in other sectors[1]


52%
32%
22%
16%
~2%
Substantial Growth Potential
Consumer Electronics
Clothing
Furniture
Homewares
Used Cars

Offline retail experience no longer fit for purpose[2]

31% of consumers do not trust car dealers

49% of consumers are concerned that dealers have more information

38% of consumers are reluctant to purchase from their local dealer

[1] OC&C estimate of UK online penetration (defined as where full payment taken on phone or online) in 2020 for retail Used Cars market, other retail markets in the UK in 2020 from GlobalData. [2] OC&C Car Buyer Survey 2021 and analysis, 877 used car buyers / sellers in the UK were surveyed between Feb-20 and Jan-21

CAZOO Analyst Presentation – May 2021
21

...in a highly fragmented industry

There are ~180k dealerships across the top 10 markets in Europe[1] & no dealer group has >5% market share[2]

15k

29k

38k

~180k

10 largest European markets



7.2
7.9
5.8
~1%
~3%
~4%
Germany
UK
France
Number of used car transactions (m)
Top dealer group's estimated market share (%)

Source: Company annual reports, IBIS World, DeStatis, Eurostat, ICDP, Xerfi - Le Journal de L'automobile, IFA, OC&C analysis. (1) OC&C Market Report: dealer groups in EU & UK's top 10 car markets by total used and new car retail value. Germany, France, Netherlands, Belgium, Poland, Sweden, Austria, Italy, Spain dealer numbers as of 2018, UK as of 2019. (2) Top dealer group's estimated market share in the three largest European car markets all less than 5%.

CAZOO Analyst Presentation – May 2021

22

The UK & Europe have many advantages over the US • 2.0x e - commerce penetration / adoption in the UK vs US (1) • 1.5x car purchase turnover / frequency in the UK vs US (2) • 7.5x population density in the UK and 3.5x in Europe vs US reduces logistics challenges (3) • The UK and each European country are single national advertising markets • The UK and Europe are more attractive car finance markets with 7% YoY growth Online p e n e tra t i o n 22% 20 1 9 11% 20 1 9 Average car ownership People per sq. km 5 years 3.5 y e ars Full market coverage v s +7% +2 % Y 5+ Day 1 YoY growth in used car finance (4) 2 75 36 [1) Management estimates based on underlying data from Statista E - commerce shares of total retail revenue. (2) Management estimates based on underlying data from AMOnline, Autotrader 2020 annual report. (3) Management estimates based on underlying data from World Bank Data. (4] Management estimates based on underlying data from AMOnline, UK growth represents Dec 2018 - 19; US growth represents Q3’2018 - Q3’2019. 23 Analyst Presentation – May 2021

*Source: CarGurus – UK COVID - 19 Sentiment Study COVID has accelerated shift from offline to online Shift to online • 64% of consumers would now buy used cars online (36% pre - COVID)* • Shift to online will continue and be permanent given poor legacy experience • Increased consumer discovery of new and better way of transacting Weakened incumbents • Offline incumbents’ activity has been permanently impaired • High fixed costs, limited online presence and lack of brand awareness • Disruption to new car market reduces no. of traditional used car dealerships Car ownership • 44% of public transport users reducing or stopping use* • 48% of ride - sharing and taxi users reducing or stopping use* • 15% of used car buyers hadn’t previously planned to purchase* 24 Analyst Presentation – May 2021

Car purchase financing is a significant contributor to ancillary revenues 24% (1.9) 13% (0. 8 ) 34% (2.4) 21% (0. 6 ) 24% (0. 5) 18% (2.3) 23% (1.8) 39% (2.3) 33% (2.4) 37% (1.2) 29% (0.7) 38% (4.7) 53% (4.2) 48% (2.8) 33% (2.4) 42% (1.3) 47% (1.1) 44% (5.6) Point of Sale Finance (3) Direct Finance (4) Total Outright (5) Rest of E u r o p e (2) Source: Finnacord, OC&C analysis. (1) Used car purchases financed vs. bought outright, 2018 (m). Private sales only (including C2C, excluding Fleet). (2) Other European markets - Austria, Belgium, Czech Rep., Denmark, Hungary, Ireland, Netherlands, Norway, Poland, Portugal, Romania, Sweden, Switzerland. (3) Point of sale finance includes PCH, PCP, HP plus loans directly from dealer groups. (4) Direct finance includes credit cards, secured and unsecured personal loans, unsecured loans estimated by Finaccord through Finaccord & third party surveys. (5) Outright purchases include purchases without any financing and purchases through informal loans from family / friends. 7 .9 5 . 8 7 .2 3.1 2 .3 1 2 . 6 55% W ei g hted A v e r a ge Over half of all used cars are bought on finance (1) 25 Analyst Presentation – May 2021

And subscription provides opportunity to increase TAM & margins

Already a leading European car subscription player with 6.5k+ subscribers across UK, France and Germany

The customer proposition

Single monthly payments
- Available on new cars
- Collection or delivery

Flexible & convenient
- Fully digital process
- Min 6 months, up to 24 months

All inclusive
- Just add fuel
- Insurance, servicing, tax, maintenance

The business benefits

Increased TAM
- Increases total addressable audience and market
- Optimises conversion rate at no additional CAC[1]
- Generates strong customer LTVs and repeat business

Improved inventory
- We buy new cars at significant discounts from OEMs
- We own the cars, controlling single owner value chain
- We generate well maintained used cars as our own supplier

Higher margin
- Shapes future inventory as we become own supplier
- Reduces cost of other supply channels over time
- Fully bundled product offering drives margin and LTV

[1] CAC defined as customer facing marketing spend divided by total retail and subscription orders.

CAZOO Analyst Presentation – May 2021 26

Growth Strategy 27 Analyst Presentation – May 2021

Overview of the growth strategy Leverage market shift from offline to online 28 Analyst Presentation – May 2021 Increase sales via market share gains Rolling - out su b s c ri p tion services Execute on European expansion plan Launch of add i t i o nal ancillary products In - house f i nan c i ng products Scale to drive growth, efficiencies & margins A c c r e t i ve M&A and strategic deals

Full Cazoo p ro p o s i t io n launched Existing subscription, full proposition by end 2021 Existing subscription, full proposition by end 2021 Full Cazoo p ro p o s i t io n in 2022 Full Cazoo p ro p o s i t io n in 2022 Source: OC&C estimate for Europe and UK retail Used Cars market in 2019. OC&C, CCFA, L’Argus, KBA, DAT, UNRAE, Autobiz, Faconauto, Febiac, Statistik Austria, VWE, Samar, Omnipret, ACEA, UNECE, World Bank, SMMT. Management estimates for future projections and market share at scale. Note: These forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. > £ 310b n T A M 1 st 5 t a r g e t c o u n t r i e s Ove r v ie w £480bn+ Market opportunity £2bn ( < 1 % Ma rk e t s h a r e ) E U r e v e nue b y 20 24 >3% Market share at scale Germany, France, Spain, Italy 1 st 4 t a r g e t EU c o unt r i e s T A M E x p a n s i on Building a strong foundation in the UK and Europe 2 000+ F T E c. 20 0 i n E u r o p e £100bn+ 29 Analyst Presentation – May 2021 £ 80 b n + £ 7 5 bn+ £ 3 5 bn+ £ 2 0 bn+ ~ £ 1 7 0 b n £ 4 80 b n + UK F ra n c e Germany I t a l y S p a i n Other E u ro p e EU TAM

Executing game-changing M&A

Imperial Cars

In Jul-20, Cazoo completed the **acquisition of Imperial Cars**

Expands infrastructure across the UK

- Access to existing **infrastructure** and retail locations for distribution and collection

Increases sale-ready inventory of cars

- Combined inventory of over 5k cars
- Access to a **prep centre** with capacity for over 50k p.a.

Leverage operational and logistical expertise

- Brings in **sector expertise** and a strong market position

Drover

Acquisition of **Drover** in Jan-21, a leading car **subscription platform** in UK and France

Boosts launch into European market

- Leverage existing Drover **brand and marketing** investment

Expands addressable market

- Wider **inventory** available for subscription
- Increased inventory drives **higher conversion**

Improves economics via in-house operations and logistics

- Contributes strong **sector relationships** and expertise

Smart Fleet Solutions

In Feb-21, Cazoo acquired **SFS**, one of the UK's leading **refurb specialists**

Accelerating the move in house of refurb capabilities

- Less reliance on third-party suppliers
- Team of c.500 vehicle prep experts providing key **organic growth**

Increases UK National Coverage

- Acquisition provides the addition of 4 prep centres / **inventory storage sites**

Potential to leverage third party contracts

- Third party contracts for **exclusive supply**

Cluno

Cazoo acquired **Cluno** in Feb-21, one of Europe's leading car **subscription platforms**

Combined expertise and infrastructure in subscription and sales

- Wider proposition **increases TAM** and conversion
- 3k+ existing subscribers & team of 100+ in Munich

Increase reach and network across Europe

- Accelerates launch in EU's **largest car market**
- Experienced team will help expand the Cazoo team

Increased efficiency of the brand

- Results in a single, **recognisable brand** with purchasing, financing, and subscription capabilities

CAZOO Analyst Presentation – May 2021 30

High confidence in continuously improving metrics



Growing Revenues

- Increasing market penetration/share
- Additional ancillary product sales
- Launching new subscription service
- Developing in house finance solutions
- Driving international expansion in EU



Increasing GPU[1]

- More purchasing direct from consumer
- Greater refurbishment efficiencies
- Improving # of days to sale
- Increasing finance attachment rate
- Growing ancillary revenue streams



Decreasing CAC[2]

- Greater online adoption
- Growing inventory levels
- Increasing conversion rate
- Improving brand awareness
- Better SEO/WOM & more repeats

[1] Retail GPU defined as retail and ancillary gross profit divided by retail units sold. [2] CAC defined as customer facing marketing spend divided by total retail and subscription orders.

CAZOO Investor Presentation – May 2021

31

Q&A 32 Investor Presentation – May 2021

Marketing & Customer Experience 33 Analyst Presentation – May 2021

Holistic marketing strategy TV Commercial Web & Social Media Press & Billboards Press Coverage Sports Sponsorship Physical Branding 34 Analyst Presentation – May 2021

Very strong brand identity with 69% national UK brand awareness (1) already (1) Source: March Kantar Brand Tracker. 35 Analyst Presentation – May 2021

Brand & Content digital support Paid Search Partnerships Retargeting & Prospecting A g g re g a t ors 36 Analyst Presentation – May 2021 Digital marketing excellence is in our DNA

SEO & content support the long term move to organic sources of non - paid visitors Q 1 ’ 2 0 – Q 1 ’ 2 1 E v ol u t i on Organic Search vs. Rest Organic Search R est ~ 1 7% ~ 8 3% ~ 9% 37 Analyst Presentation – May 2021 ~ 91%

Consistent conversion rate improvement Driven by always on AB testing, brand trust and inventory growth 0.20% 0.00% Q 4 ' 1 9 Q 1 ' 2 0 Q 2 ' 2 0 Q 3' 2 0 Q 4 ' 2 0 Q 1 ' 2 1 Note: Conversion rate based on website unique visitors. 0. 0 5% 0. 1 0% 0. 1 5% 38 Analyst Presentation – May 2021

Note: CAC values in £. Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1] CAC defined as customer facing marketing spend divided by total retail and subscription orders. Driving a material organic reduction in CAC Greater online adoption Growing inventory levels Increasing conversion rate Improving brand awareness Better SEO/WOM & more repeat customers Decreasing CAC (1) 2 ,17 0 93 6 667 4 6 2 3 68 2 0 2 0 A 2 0 2 1 E 2022E 2023E YoY Decrease (%) 2 02 4 E 5 7% 2 9% 31% 2 0% 39 Analyst Presentation – May 2021

Marketing in numbers Marketing spend (£m) x2 Brand awareness x3.4 Daily unique views x1.5 Conversion x4.7 Daily orders Q1 ’ 2 1 v s Q1 ’ 2 0 Key h igh l igh ts ~£ 3 00m m e d ia value equivalent from football sponsorships >3 0 : 1 RO I 1.7 5 m b ra n d searches in Q1’21 ( + 5 2% v s. Q4’ 2 0 ) 36 5 7 104 1 3 6 1 5 7 2 0 2 0 A 22% 8% 5% 3% 3% 2021E 2022E 2023E 2024E Marketing Spend as % of Revenue 40 Analyst Presentation – May 2021 Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results.

Best-in-class proposition & customer experience

Buy, finance, or subscribe online. We'll deliver it. Love it or return it.

Search



Top quality cars
- Wide range of cars
- Hundreds of makes and models
- Each passes a 300 point inspection

Great value
- We offer our best price upfront
- Saving the hassle of haggling
- No hidden fees or other costs

See your car inside and out
- Detailed images from every angle
- Highlight any imperfections
- Full vehicle history for every car

Drive



Free delivery to your door
- Delivery in as little as 72 hours
- Choose a convenient delivery slot
- Delivery 7 days a week (7am - 9pm)

Collect from a Customer Centre
- Can also collect cars from our Cazoo Customer Centres (CCCs)
- CCCs have Service Centres attached

Fully inspected & reconditioned
- Thorough 300 point inspection
- Each car is reconditioned
- Cars meet all MOT safety standards

Smile



Total peace of mind
- We include a free 90-day warranty
- Free 90-day RAC roadside assistance

7-Day Money Back Guarantee
- Full refund within 7 days - no questions asked
- We also include 7 days of free insurance cover

Here when you need us
- We'll keep our customers posted every step of the way
- Customer Support Team ready to help 7 days a week from 7am-9pm

CAZOO Analyst Presentation – May 2021 41

B u y , fi n a n c e o r sub s c ri b e en t ire l y on l i ne We’re the better way to buy your next car Buy • Buy entirely online • Buy your car outright via credit card, debit card or bank transfer • Transparent and haggle free experience • Guaranteed pricing on part exchange offers Finance • Apply for finance and sign the agreement entirely online • Financing decisions in as little as 2 minutes on the Cazoo website • Offering competitive rates and a superior customer experience Subscribe • The car you want, the way you want it, when you want it • Minimum term of 6 months • Option to exchange or return car at end of subscription contract • All inclusive pricing, just add fuel 42 Analyst Presentation – May 2021

All the flexibility to pay for your next car Financing your Cazoo car R eal - t i m e l en d i n g d e c is io n s & p ar t e x cha nge Part Exchange Competitive rates APR from as low as 8 . 9 % representative Quick & easy Decision within 2 minutes Fully online From the comfort of your home No extra fees We won’t include any hidden costs Totally transparent The offer you see is the offer you’ll get Honest & Haggle - Free We always give you our best price 43 Analyst Presentation – May 2021

Ancillary products to enhance the experience

1 Included for Free
7-Day Money Back Guarantee

2 Included for Free
7-Day Driveway Insurance

3 Included for Free
90-day warranty and RAC roadside assistance

4 Car Care Extras
CazooGuard Paint Protection+

5 Car Care Extras
CazooCover Extended Warranty

6 Other



4


A one-off payment of £249

CAZOOguard
Paint Protection+

- Exterior protection against pollution, paintwork fading & more
- Interior protection for leather or fabric seats and carpets
- A smooth, invisible coating that lasts for the lifetime of your car

5


From just £299 a year

CAZOOcover
Extended Warranty

- Mechanical & electrical parts covered
- Full access to our Cazoo Service Centres
- 24/7 recovery breakdown from the RAC

6 **Pipeline of ancillary products**

CAZOO Analyst Presentation – May 2021 44

Unique 5* delivery & handover experience ". .. The d eli v er y d r i v er w a s b r i ll i a n t , he h a d r ese a r ched the car thoroughly beforehand and took me all through the car's features. He even connected my phone for me." - Neil Hough “Customer service was excellent from start to finish. The handover of the car went smoothly and the delivery driver was friendly and very thorough in going through the car features. Love the car and the bag of goodies that came with it too!” - Samantha O’Neil 45 Analyst Presentation – May 2021

Building trust with our leading online car buying experience NPS score c.80 Repeat intent 88% Would recommend to friends & family 98% Source: Q1 CX 2021 Survey, Trustpilot. 46 Analyst Presentation – May 2021

Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Revenues in £m. Underpinning our exceptional revenue growth Increasing category adoption Increased brand awareness enabling market share gains Superior customer experience driving referrals and repeats Additional ancillary product sales Launching new subscription service and in house finance solutions Driving international expansion in EU Growing revenues 162 698 2 ,07 2 3 ,9 5 7 5 ,883 2 0 2 0 A 2 0 2 1 E 2022E 2023E YoY Growth(%) 2 02 4 E 33 0% 197% 91% 4 9% 47 Analyst Presentation – May 2021

Product Engineering & Data 48 Analyst Presentation – May 2021

Data & technology at the heart of the business Bu yin g Operations Selling Demand - led retail back algorithmic buying model provides unique inventory advantage over incumbents In - house refurb capabilities, logistics network and data - driven team, tools and infrastructure to optimise operations Proprietary pricing models and best in class brand and digital marketing to drive efficiencies and optimise margins 49 Analyst Presentation – May 2021

Solid foundations for a genuinely data driven business “AI” Machine Learning, A/B testing, Recommendations, Pricing Engine 3 . OP T IM ISE 2 . M E A S U R E 1 . C AP T U R E Reporting, dashboards, self - serve, analytics, alerts, definitions Event capture, storage, integration, flow, data platform, security, GDPR 50 Analyst Presentation – May 2021

Demand-led retail back algorithmic buying model


BCA
MANHEIM
ASTON BARCLAY
Auctions
enterprise
Motability
VOLKSWAGEN FINANCIAL SERVICES
Corporate
Customer vehicles
Purchase optimisation
c.3,000 cars on the website in all markets vs. c.30 on average at typical dealers[1]
CAZOO
1-24 of 242 results
£23,123
£23,123
£23,123

Vehicle inventory acquisition

Capture

Aggregate car sources
- Manheim, BCA, Aston Barclay
- Enterprise, Motability, Volkswagen
- Customers

Measure

Filter for quality stock
- Year, mileage, no reported accidents

Apply demand data
- Cazoo data (clickstream, historical sales etc)
- Market data

Optimize

Optimise purchasing for profitability based on:
- Target vehicle mix required to match demand
- Acceptable purchase price and expected margin
- Based on retail-back model

Note: total website units as of April 2021. [1] OC&C.

CAZOO Analyst Presentation – May 2021 51

Optimising retail pricing through data

Sophisticated price optimisation



Page views
Searches
Checkout stats
Days on site
Stock alerts
Machine learning model
Price elasticity curve
Margin vs days to sale
Daily optimised price

Illustrative price curve



Price index
100
0
Days on site
Weakening demand
Strengthening demand
Car sold

CAZOO Analyst Presentation – May 2021
52

Iterative product design process results in a superior user experience P re - sa l e search P o s t - sa l e support M e n u B u y , Fi n a n c e, Subscribe & Part Exchange (1) Company information as of April 2021. 97% o f c u s tome r s f i nd the website easy or extremely easy to use (1) 53 Analyst Presentation – May 2021

Significant technology investment required to drive a seamless customer journey


What the customer experiences
Search
Checkout
Delivery
Smile
E-commerce, order management, inventory & distribution systems under the hood
Cazoo acquires vehicle
1
Transport
2
Refurb
3
Imaging, storage, call-off
4
Customers buy, finance, subscribe & PX
5
Transport to CCC
6
CAZOO
Delivery & collect any PX
7
8
Bring to CCC
9
Transport PX back (for wholesale)

CAZOO Analyst Presentation – May 2021 54

Industry leading technology choices result in scalability, reliability and security Security and privacy controls baked in from the start Serverless cloud infrastructure gives extreme scalability Engineering for reliability results in 99.99%+ uptime Microservices architecture allows for engineering team to scale 55 Analyst Presentation – May 2021

Technology key numbers and roadmap items


CAZOO
Search. Drive. Smile.

Product engineering squads aligned to business outcomes

160+ engineers

40+ product managers & designers

100+ deployments per week

3 tech hubs:
London, Lisbon and Munich

- Cazoo subscription
- Sell car
- International launch

CAZOO Analyst Presentation – May 2021

56

Purchasing, Production & Logistics 57 Analyst Presentation – May 2021

Overview of the vehicle journey from purchase…

Purchase

1. Ingest car data from customers & vendors
2. Cazoo desirability algorithms
3. Thorough check for mechanical and condition reports; any service, accident, finance, theft history and recalls
4. Cazoo pricing algorithms
5. Select final list
6. Apply / submit pricing
7. Confirm Purchase

Purchase criteria

- Range of zero to six years old
- Range of zero to 60,000 miles
- No outstanding finance or insurance issues
- Never been stolen or in a major accident
- Portfolio mix meets platform demand (transmission and fuel)

Cazoo also has strategic buying relationships with select trusted suppliers whereby the supplier has Cazoo's purchase criteria, undertakes the necessary checks and supplies directly

CAZOO Analyst Presentation – May 2021 58

… to sale – an end-to-end, fully digital and data driven journey for Cazoo and the customer


Sale
1
Call off process
2
Logistics planned depending on delivery slot
3
Car sent out of Hub on Cazoo Multi Car Transporter
4
CCC final checks carried out
5
Car loaded onto single car transporter or placed in collection lane
CAZOO
6
Collect PX & bring back to hub, or PX is dropped off.
Decision already predetermined if the PX car is retail or wholesale
Customer journey
1
Order confirmation
2
Welcome email
3
Pre delivery / collection call
4
En-route call
5
30 min handover experience
6
'How are you getting on' email
7
5* customer review

CAZOO Analyst Presentation – May 2021 59

Optimising the buying mix from sourcing to financing

Historic sourcing mix

Corporate partners

Used Cars

New Cars



M&A
Consumer
Corporate
Auction

Consumer car sourcing

Sell Car, launching this summer, will enable us to acquire vehicles directly from consumers without them purchasing a car

Auction partners:

Same strategy planned for the EU

Financing partners

CAZOO Analyst Presentation – May 2021

60

Extensive vehicle preparation & refurbishment capabilities

Refurbishment capacity

- 5 preparation centres
- 200k+ car capacity per annum (c.£2.5bn estimated revenue from UK alone)
- 800+ refurbishment employees
- Best-in-class operations & UK-wide infrastructure




Thorough 300 point inspection


Body exterior
Engine
Interior
Electric & controls
Suspension
CAZOO
Tyres
Underbody
Drivetrain
Brake system

CAZOO Analyst Presentation – May 2021
61

Complete transparency and car buying confidence Detailed photography & data Fixed price & no hidden fees High quality reconditioned cars 62 Analyst Presentation – May 2021

Set up for scale with market - leading in - house logistics • 5 storage sites • 17 CCCs • Multi hub and spoke network • Delivery within 72 hours • Capacity for 18k+ cars • 150+ single car transporters • 25+ multi - car transporters • 230+ delivery specialists • Unique handover experience 63 Analyst Presentation – May 2021 Delivery infrastructure

CCCs for distribution, collection & service


CAZOO
CAZOO

Distribution

- Utilize CCCs for hub and spoke distribution model
- Hard to replicate distribution infrastructure
- 150+ single car transporters used to deliver cars to customers
- 25+ multi-car transporters for prep centers to CCC and in between CCCs trips


CAZOO

Collection

- Dedicated collection points for each handover, experience identical to home delivery
- Part exchanges are also facilitated at sites
- Opportunity to upsell CazooCover extended warranties
- Support local brand awareness via site branding and walk-in customer experience


Inspected and reconditioned

Service

- Comprehensive pre and post sale servicing
- Pre: 11 point inspections, call-off, paint protection, valet
- Post: Post sale issues, service plan, extended warranty, maintenance
- Retail servicing: Vehicle, MOT's, repairs, Diagnostics

17 CCCs currently open & 25+ planned for the future to further drive brand engagement

CAZOO Analyst Presentation – May 2021
64

Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Retail GPU values in £. (1) Retail GPU defined as retail and ancillary gross profit divided by retail units sold. Delivering a clear pathway to increasing GPU Increasing retail GPU More purchasing direct from consumer Greater refurbishment efficiencies Improving # of days to sale Increasing finance attachment rate Growing ancillary revenue streams 665 65 Analyst Presentation – May 2021 9 4 7 1,3 5 3 (160) 2 0 2 0 A 1,800 2 0 2 1 E 2 0 2 2 E 2 0 2 3 E 2 02 4 E

Q&A 66 Analyst Presentation – May 2021

Company Financials 67 Analyst Presentation – May 2021

Historical 2020 and quarterly income statement

	FY	Quarterly (unaudited)				
	2020A	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Summary income statement						
Revenue	162	20	20	48	75	114
Retail	150	18	19	44	69	97
Wholesale	9	1	1	2	4	6
Other	3	0	0	1	2	11
Cost of sales	(165)	(20)	(21)	(48)	(75)	(110)
Vehicle purchasing	(147)	(18)	(19)	(43)	(67)	(97)
Refurbishment	(13)	(2)	(2)	(4)	(5)	(7)
Other	(5)	(0)	(0)	(1)	(4)	(6)
Gross Profit	(3)	(1)	(1)	(1)	(1)	4
% margin	*(2%)*	*(3%)*	*(4%)*	*(1%)*	*(1%)*	*3%*
Distribution & Selling[1]	(15)	(2)	(2)	(4)	(7)	
Marketing	(36)	(8)	(3)	(10)	(15)	
Overheads[1]	(27)	(6)	(5)	(7)	(9)	
Adjusted EBITDA	(81)	(16)	(11)	(22)	(32)	
% margin	*(50%)*	*(83%)*	*(55%)*	*(45%)*	*(43%)*	
Depreciation & amortisation[2]	(7)	(1)	(1)	(2)	(3)	
Net finance expense	(1)	(0)	(0)	(0)	(0)	
Share based payments	(4)	(0)	(0)	(0)	(3)	
Exceptional costs[3]	(7)	-	-	(0)	(6)	
Profit before tax	(100)	(18)	(13)	(24)	(45)	
Tax credit	1.0	-	-	-	1.0	
Profit after tax	(99)	(18)	(13)	(24)	(44)	

Note: Metrics that are considered non-IFRS financial measures such as Adjusted EBITDA margin are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. (1) Distribution & selling excluding D&A: Overheads excluding D&A, share based payments and exceptional costs (2) Depreciation of £5.9 million and amortisation of £1.3m relates to continuing operations. Total depreciation charge is £11.9 million and includes the accelerated depreciation charges in relation to the write-down of Imperial's leasehold improvement fixed assets at dealership sites converted into Cazoo customer centers. (3) Exceptional costs are primarily related to transaction costs and restructuring costs incurred in relation to the discontinuation of an acquired business. Specifically, £0.9 million was incurred as transaction costs in relation to the acquisition of Imperial and £6.0 million was incurred in relation to the discontinuation of the acquired Imperial's business.

CAZOO Analyst Presentation – May 2021

68

H is t o ri c a l 2 0 2 0 a n d q uart er l y K P Is 69 Analyst Presentation – May 2021 Note: (1) Total GPU is defined as total gross profit divided by retail units sold (net of returns). (2) GPU – Retail is defined as gross profit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns). (3) GPU – Wholesale is defined as gross profit derived from wholesale revenues, divided by wholesale units sold. (4) CAC is defined as customer facing marketing spend divided by total retail and subscription orders FY Quarterly (unaudited) 2020A Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Selected KPIs Units sold 14,981 2,062 2,022 4,232 6,665 9,762 Retail 12,097 1,684 1,550 3,455 5,408 7,785 Wholesale 2,884 378 472 777 1,257 1,977 Total GPU (1) (238) (325) (574) (200) (138) 480 By segment Retail (2) (229) (287) (429) (202) (170) 143 Wholesale (3) (55) (165) (468) 7 94 205 CAC (£) (4) 2,170 Average monthly unique visitors 762,982 Inventory units available on website 4,628

Build up of Cazoo financials (1/4)

Units sold

- Retail units sold
- Wholesale units sold

Revenue

- Retail revenue = Avg. retail selling price x Retail units sold
- Wholesale revenue = Avg. wholesale selling price x Wholesale units sold
- Other revenue = Ancillary revenue + Subscription revenue + Remarketing revenue

CAZOO Analyst Presentation – May 2021 70

Build up of Cazoo financials (2/4)

	Retail	Wholesale	Other
Revenue			
Cost of Sales	▪ Vehicle purchasing ▪ Reconditioning ▪ Other costs: ○ Transport from place of acquisition to refurb centre ○ Fuel ○ Gap insurance	▪ Vehicle purchasing ▪ Other costs: ○ Transport from place of acquisition to auction site ○ Auction fees	▪ Reconditioning costs for 3rd parties in remarketing division ▪ Subscription costs: ○ Depreciation of car ○ Lease payments ○ Car insurance ○ Car repair

Gross Profit / Gross Profit Margin

Retail GPU	=	Retail and Ancillary Gross Profit	/	Retail units sold
Wholesale GPU	=	Wholesale Profit	/	Wholesale units sold
Total GPU	=	Gross Profit	/	Retail units sold

CAZOO Analyst Presentation – May 2021 71

Build up of Cazoo financials (3/4)

	Distribution	Marketing	Overheads
Gross Profit			
SG&A	▪ Salaries ▪ Depreciation of storage and transporters ▪ Storage costs ▪ Other costs o Transport from refurb centre to end customer o Rental cost of transporters o Fuel, insurance	▪ Above the line brand building (e.g. sponsorship, TV advertising) ▪ Performance based targeted marketing	▪ Salaries ▪ Property costs ▪ Depreciation & amortisation ▪ Technology spend ▪ Share based payments ▪ Other (travel, legal, company cars etc)
Operating profit			

Finance & Tax	Finance income	Finance expense	Lease interest charges	Tax
Net Income				

CAZOO Analyst Presentation – May 2021

72

B u i l d u p o f Ca z o o fi n a n c ia l s ( 4/4) 2 0 2 0 A Los s for t h e y e a r from continuing operations Adjustments 2020A A dj u s t e d E B I TD A Loss for the year from continuing operations 2020A (£m) (98.9) Tax credit ( 1 . 0 ) Finance income ( 0 .5) Finance expense 1 .3 Depreciation (1) 5.9 Amortisation (1) 1 .3 Share based payment expense 3 .8 Exceptional cost (1) 6 .9 Adjusted EBITDA ( 8 1 . 2 ) 73 Analyst Presentation – May 2021 Note: (1) Depreciation of £5.9 million and amortisation of £1.3m relates to continuing operations. (2) Exceptional costs are primarily related to transaction costs and restructuring costs incurred in relation to the discontinuation of an acquired business. Specifically, £0.9 million was incurred as transaction costs in relation to the acquisition of Imperial and £6.0 million was incurred in relation to the discontinuation of the acquired Imperial’s business.

Total units sold development 58 149 233 276 2 3 79 170 1 5 5 8 1 73 3 1 2 44 5 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E Units sold by geography (k) UK E u r o p e FY 2 1 - 24 CAGR 97% n/a 68% Near triple digit volume growth forecast through to 2024, in which year Cazoo would achieve ~3% market share in the UK and ~1% in Europe based on estimated market Europe to be next major contributor of growth from 2023, on track to launch full propositions in France and Germany by end of the year Volumes to continue to increase off strong brand awareness, favourable customer reviews and wide inventory Proprietary pricing model to help drive website sales and volume growth Inc r e a s i ng cars sold 128 234 324 15 45 78 121 15 5 8 17 3 3 12 445 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E FY 2 1 - 24 CAGR 97% 103% 95% Units sold by channel (k) Retail Wholesale Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. 74 Analyst Presentation – May 2021

R ev en u e d eve l o p m en t 572 1,734 3,277 4,712 1 5 0 2 94 476 83 44 188 386 694 162 698 2 ,07 2 3 ,9 5 7 5 ,883 FY 2 1 - 24 CAGR 1 0 3% 1 0 3% 122% 1 02% Retail Wholesale O the r R ev enu e b y ch a nn el (£ m ) Increasing market penetration / share Additional ancillary product sales Launched new subscription service Driving international expansion in EU Developing in house finance solution Growing R e v e nue s £3.0k Avg. wholesale selling price 2.9k Wholesale units sold £9m 20A Wholesale revenue x = £12.4k Avg. retail selling price 2 0 2 0A f i g u r e s 12.1k Retail units sold £151m 20A Retail revenue x = 1,789 3,018 3,882 18 2 8 2 939 2,001 162 698 2 ,07 2 3 ,9 5 7 5 ,883 2 0 24 E R e ve n u e b y g e o gr a p h y ( £ m) FY 2 1 - 24 CAGR 103% 38 4% 79% UK E u r o p e 2020A 2021E 2022E 2023E 2024E 2020A 2021E 2022E 2023E Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Other revenue consists of ancillary, subscription and remarketing revenues. 75 Analyst Presentation – May 2021

G r oss pr o f i t a nd G P U d e v e lopm e n t FY 2 1 - 24 CAGR 157% 278% 1 4 0 % G r o s s p r o f i t ( b y g e o gr a p h y) More purchasing direct from consumer Greater refurbishment efficiencies Im p ro v ing # o f days to s ale Introduction of delivery charge Increasing ancillary revenue Inc r e a s i ng GPU 4 2 155 359 583 3 4 4 2 162 (3) 44 1 5 9 4 01 7 4 6 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E UK E u r o p e £(238) Total GPU (1) 2 0 2 0A f i g u r e s 12.1k Retail units sold £(3)m 20A Gross profit x = Total (2%) 6% 8% 10% 13% Europe n/a n.m. (2) 1% 4% 8% UK (2%) 6% 9% 12% 15% Margin Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1) Total GPU is defined as total gross profit divided by retail units sold (net of returns). (2) GP margin not representative as all of Europe 2021E gross profit is from subscription; Europe retail roll out to begin at start 2022. £480 Total GPU (1) Q 1 2 0 2 1 A f i g u r e s 7.8k Retail units sold £4m 20A Gross profit x = 1,0 2 4 1,2 4 5 1,710 2 , 2 99 (238) 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E Total GPU (1) (£) FY 2 1 - 24 CAGR 31% 76 Analyst Presentation – May 2021

SG&A development 11% 6% 4% 4% 4% 22% 8% 5% 3% 26% 15% 8% 5% 3% 5% 2 9% 17% 13% 11% 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E FY 2 1 - 24 CAGR (27%) (30%) (31%) (16%) D i s t r ibu t i o n 59% Marketing Overheads S G &A a s % o f r ev enu e (b y t y p e) Nationwide in - house delivery capabilities Currently negotiating with Pan - European logistics players, with advanced plans for in - house European logistics network in future Prominent presence across leading sports sponsorship deals (incl. Premier league) 69% national brand awareness , with c. 80 NPS B es t - in - c l a ss logistics & marketing Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. (1] CAC defined as customer facing marketing spend divided by total retail and subscription orders. Greater online adoption Improving brand awareness Growing inventory levels Increasing conversion rate Better SEO/WOM & more repeat customers De c re a s i n g CAC (1) CAC (1) (£) FY 2 1 - 24 CAGR ( 2 7%) 2 ,17 0 77 Analyst Presentation – May 2021 93 6 667 4 6 2 3 68 2 0 20A 2 0 2 1 E 2 0 22E 2 0 2 3 E 2 0 24 E

Ad j us t e d E B IT D A p ro g res s io n (81) (42) 160 2 0 20A ( 13 8) 2021E (149) 2 0 22E 2 0 2 3 E 2 0 24 E Set to achieve p r o f ita b il ity A d j u s t ed E B I TD A (£ m ) Proprietary data and technology underpin growth & profitability Economies of scale to drive distribution, marketing and overhead costs down as a % of revenues On track to reach profitability by 2024 U K ex p e ct e d to b e c o me p rof itable b y 2023 Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Adjusted EBITDA for fiscal years 2021 - 2024 is presented on a non - IFRS basis without reconciliations of such forward - looking non - IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. UK profitable by 2023 ( 5 0% ) Adj. EBITDA Margin ( 2 0% ) ( 7%) ( 1% ) 3% 78 Analyst Presentation – May 2021

Technical modelling guidance

D&A	• Depreciation relates to the reduction in the value of the fixed assets over their useful life. It includes the depreciation of right of use assets from leasehold properties and leased transporters. Depreciation is expected to increase as we increase the number of transporters and customer collection centres. • Amortisation is related to the reduction in value of capitalised development costs, software and intangible assets arising from acquisitions.
Interest income / expense	• Interest expenses arise from stocking loan and mortgage charges and interest arising from lease accounting. • Stocking loans are used to finance the working capital involved with holding a large stock of inventory. The interest charge is largely driven by the volume of cars held in inventory. • Interest charges arise from the accounting of leasehold property and vehicles where the lease liability accrues interest over time.
Share based payments	• Share-based payment charges arise from the employee share options recognised over their vesting periods. Historical increases are driven by headcount and the higher valuation of options issued due to increasing fundraising valuations.
Tax	• No material tax charges are expected in the immediate future as our operations continue to invest heavily in expansion. For 2020, we received a tax credit of £1m related to research and development tax relief.

Share capital	• Assuming no redemptions, anticipate ~760m shares outstanding on closing
	  ○ Excludes ~41m pre-existing Ajax warrants with an exercise price of $11.50 and ~35m Cazoo rollover options
	  ○ New incentive equity plan to be put in place for up to 5% of fully diluted share capital

CAZOO Analyst Presentation – May 2021

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80 Analyst Presentation – May 2021 Clear pathway to significant revenue growth and strong profitability Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Dec YE financials (£m) 2020A 2021E 2022E 2023E 2024E Revenue 162 698 2,072 3,957 5,883 % YoY n/a 330% 197% 91% 49% Gross profit (3) 44 159 401 746 Gross Margin (2%) 6% 8% 10% 13% SG & A as % o f r eve n u e (59%) (29%) (17%) (13%) (11%) Distribution (11%) (6%) (4%) (4%) (4%) Marketing (22%) (8%) (5%) (3%) (3%) Overhead (26%) (15%) (8%) (5%) (5%) Operating profit (99) (156) (186) (100) 83 Operating Margin (61%) (22%) (9%) (3%) 1% Adjusted EBITDA (81) (138) (149) (42) 160 Adjusted EBITDA Margin (50%) (20%) (7%) (1%) 3% Capex (excl. M&A) (20) (41) (53) (43) (68)

Robust operational and financial KPI performance

Dec YE KPIs	2020A	2021E	2022E	2023E	2024E
Units sold (k) [1]	**14,981**	**57,986**	**172,557**	**311,977**	**445,414**
Retail	*12,097*	*43,442*	*127,829*	*234,214*	*324,347*
Wholesale	*2,884*	*14,544*	*44,728*	*77,763*	*121,067*
Total GPU (£) [2]	**(238)**	**1,024**	**1,245**	**1,710**	**2,299**
By Segment					
Retail [3]	*(229)*	*665*	*947*	*1,353*	*1,800*
Wholesale [4]	*(55)*	*97*	*207*	*270*	*271*
By Geography					
UK (retail)	*(229)*	*665*	*1,129*	*1,650*	*2,200*
Europe (retail)	-	-	*(174)*	*454*	*1,064*
CAC (£) [5]	**2,170**	**936**	**667**	**462**	**368**
Average monthly unique visitors (m)	**0.8**	**1.9**	**5.3**	**8.4**	**10.6**
Inventory units available on website	**4.6**	**5.3**	**14.4**	**18.0**	**26.1**
Average days to sale	**132**	**100**	**98**	**91**	**87**

Note: Forward-looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. [1] Units sold defined as number of cars delivered to retail and wholesale customers (net of returns). [2] Total GPU is defined as Total Gross profit divided by retail units sold (net of returns). [3] GPU – Retail is defined as gross profit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns). [4] GPU – Wholesale is defined as gross profit derived from wholesale revenues, divided by wholesale units sold. [5] CAC is defined as customer facing marketing spend divided by total retail and subscription orders

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St r o n g s t a r t to Q 1 , h i gh c o n f i d e n ce i n 2 0 21 d e l iv ery Note: Financial information and data is unaudited and subject to change. Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Units sold include retail and wholesale sales. Q1 units sold approaching 10,000 as the Company continued its rapid growth trajectory Increase in revenue driven primarily by significant retail order growth in the UK Improvement in retail GPU driven by higher finance attachment, improved buying mix and stock turn Quarterly results (unaudited) (in £ millions, except per unit data) Q1 2020 Q1 2021 % Change 2021E Guidance Units sold (k) 2 10 373% 58 Retail W h o les a le 2 0 8 2 3 6 2% 42 3% 43 15 Total revenues 20 114 481% 698 Retail W h o les ale Other 18 1 0 97 6 11 4 3 1% 4 18% NM Total Gross Profit (1) 4 NM 44 % margin ( 2 . 6% ) 3 . 2% 6. 4 % Retail Gross Profit per Unit (287) 143 NM 665 Total Adjusted EBITDA (138) 82 Analyst Presentation – May 2021

Financial Summary High confidence in delivering on 2021 performance Entry into Europe expected in end of 2021 Continual progress in growing revenue, increasing GPU and decreasing CAC Invested to build a sustainable platform with capacity for significant future growth 83 Analyst Presentation – May 2021

Appendix 84 Analyst Presentation – May 2021

D efi n i t io n s 85 Analyst Presentation – May 2021 Financials Retail revenue Revenue from retail units sold, including delivery income. Revenue is based on transaction value, net of VAT and part exchange, and number of cars delivered to retail customers (net of returns) Wholesale revenue Revenue derived from sale of vehicles through wholesale channels (e.g. car auction houses) Other revenue Revenue derived from ancillary products (e.g. financing, insurance, warranty), subscription (short term rentals of vehicle) and remarketing (third party vehicle reconditioning) Gross Profit Revenue after deducting cost of sales, which include purchasing costs and reconditioning costs Distribution costs Costs associated with storage and transportation of vehicles (includes staff costs related to storage and transportation) Marketing costs Costs associated with brand spend, sponsorship, marketing on price comparison websites, and other marketing related costs Overheads costs Costs associated with staff, property, technology, reconditioning overheads and other centrally held costs K e y P e r f o rm a n c e I n d i c a to r s Gross Profit Per Unit (GPU) – Total GPU Total Gross profit divided by retail units sold (net of returns) Gross Profit Per Unit (GPU) – Retail Gross profit derived from retail revenues and ancillary revenues, divided by retail units sold (net of returns) Gross Profit Per Unit (GPU) – Wholesale Gross profit derived from wholesale revenues, divided by wholesale units sold Customer Acquisition Cost (CAC) Customer facing marketing spend divided by total retail and subscription orders Average monthly unique visitors Number of monthly unique visitors as an average over a given period Inventory units available on website Total number of vehicles available for sale and / or subscription on website on last day of each month Average days to sale Average number of days, across all cars sold, from purchasing to sale on website Orders Total retail and subscription orders at point of sale, before returns Retail units sold Number of cars delivered to retail customers (net of returns)

Financials split by region 86 Analyst Presentation – May 2021 Note: Forward - looking projections are for illustrative purposes and should not be relied upon as being necessarily indicative of future results. Dec YE financials (£m) 2020A 2021E 2022E 2023E 2024E R eve n u e - UK 162 681 1,789 3,018 3,882 Retail 150 572 1,510 2,495 3,088 Wholesale 9 44 134 233 317 Other 3 65 145 290 477 R eve n u e - Europe - 18 282 939 2,001 Retail - - 224 782 1,624 Wholesale - - 16 61 159 Other - 18 42 96 217 Gross Profit - UK (3) 42 155 359 583 Margin (2%) 6% 9% 12% 15% Gross Profit - Europe - 3 4 42 162 Margin - n.m. 1% 4% 8%

Cazoo to date 2 0 20 Ba l a nce Sh eet For the year ended 31 December 2020 2019 2018 £m £m £m Assets Non current assets Property, plant and equipment 86 9 - • Our primary source of liquidity and capital resources comes from raising £446m through private placement of shares since Intangible assets 27 3 0 incorporation in October 2018 which has funded the growth of Trade and other receivables 8 4 5 Current assets 1 20 16 5 Inventory 115 43 - Trade and other receivables 29 13 0 • A s of Dece mb e r 31 , 2 0 2 0, we had c a s h an d c a s h e q u i val e n t s of Cash and cash equivalents 244 35 26 £244m, and have loans and borrowings of £138m including 388 91 26 stocking loans of £87m, mortgages of £4m and lease liabilities Total assets 508 1 07 31 of £48m. Our business model relies on having a large stock of Current liabilities cars available on our platform to have a broad offering to prospective customers Trade and other payables 36 4 0 Loans and borrowings 95 34 - - 0 - Non - current liabilities 130 38 0 • £96m of inventory was held as security against a stocking loan balance of £87m. Stocking loans provide low interest, covenant Loans and borrowings 44 4 - free financing of Cazoo's stock balance Provisions 3 1 - Total liabilities 1 77 43 0 Net assets 330 64 31 • We hold £4m of mortgages secured against freehold property. Share capital - - - The mortgages were obtained in the acquisition of Imperial Cars and are not part of Cazoo's liquidity and capital resource Share premium reserve 266 82 32 strategy Merger reserve 181 - - Retained earnings ( 11 7) (18) (0) Total Equity 330 64 31 87 Analyst Presentation – May 2021

2020 Cash Flow

For the year ended 31 December	2020 £m	2019 £m	2018 £m
Cash flows from operating activities			
Loss for the Period	(103)	(18)	(0)
Adjustments for:			
Depreciation & Amortisation	13	1	-
Net finance expense	1	0	-
Share based payment expense	4	0	-
Interest received	0	0	-
	(85)	(17)	(0)
Movements in working capital:			
Increase in trade and other receivables	(5)	(12)	(0)
Increase in inventory	(37)	(43)	-
Increase in trade and other payables	10	4	0
Total working capital movements	(31)	(51)	0
Net cash used in operating activities	(116)	(68)	(0)
Cash flows from investing activities			
Purchases of property, plant and equipment	(18)	(2)	-
Purchases and development of intangible fixed assets	(2)	(3)	(0)
Acquisition of subsidiary, net of cash acquired	(17)	-	-
Net cash used in investing activities	(36)	(6)	(0)
Cash flows from financing activities			
Issue of ordinary shares	349	50	27
Proceeds from stocking loans	216	43	-
Repayment of stocking loans	(196)	(10)	-
Repayment of mortgages	(0)	-	-
Interest paid on loans and borrowings	(1)	(0)	-
Lease payments	(6)	(1)	-
Net cash from financing activities	361	81	27
Net cash increase in cash and cash equivalents	209	8	26
Cash and cash equivalents at the beginning of the Period	35	26	-
Cash and cash equivalents at the end of the Period	244	35	26

- Net cash used in operating activities was £116m for 2020. Operating cash flows are primarily from the sale of vehicles and other services. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, customer acquisition costs and personnel-related expenses.
- Net cash used in investing activities was £36m for 2020. This was primarily due to the acquisition of Imperial Group for £17 million and a further £16 million in leasehold improvements to customer centres and offices.
- Net cash provided by financing activities was £361m for 2020. This primarily relates proceeds from the issuance of equity and an increase in proceeds from stocking loans, partially offset by an increase in repayment of stocking loans.

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